PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED JUNE 6, 1996)
                       449,438 SHARES
                          (LOGO)
                DUKE REALTY INVESTMENTS, INC.
                        COMMON STOCK
                  ------------------------

     Duke Realty Investments, Inc. (the "Company") is a self-administered and self-managed real estate investment trust that began operations through a related entity in 1972. As of September 30, 1997, the Company owned a diversified portfolio of 278 in-service industrial, office and retail properties, encompassing approximately 34.2 million square feet located in seven states, and 31 buildings and one building expansion encompassing approximately 4.5 million square feet under development. The Company also owned approximately 1,500 acres of land for future development. The Company expects to continue to pay regular quarterly dividends to its shareholders.

  All of the shares of Common Stock offered hereby are being sold by the Company. The Common Stock is listed on the New York Stock Exchange under the symbol DRE. The last reported sale price for the Common Stock on December 18, 1997 was $22.25 per share.
                   ----------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
                       THE ACCURACY OR
 ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
                          WHICH IT
  RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                          OFFENSE.

                              PRICE TO           UNDERWRITING     PROCEEDS TO
                               PUBLIC            DISCOUNT (1)     COMPANY (2)
                            ------------         ------------   ------------
Per Share                          $22.25             $1.0013        $21.2487
Total                       $9,999,995.50         $450,022.27   $9,549,973.23

(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2)   Before  deducting  expenses  payable  by  the  Company
  estimated at $25,000.
                     -------------------
  The shares of Common Stock are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to its right to reject orders in whole or in part. It is expected that delivery of the Common Stock offered hereby will be made at the offices of Legg Mason Wood Walker, Incorporated, Baltimore, Maryland, on or about December 23, 1997.
                  ------------------------

                   LEGG MASON WOOD WALKER
                        Incorporated
                  ------------------------

        The date of this Prospectus Supplement is December 18, 1997.

   CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING ENTERING STABILIZING BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  THE FOLLOWING INFORMATION IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS OR DOCUMENTS INCORPORATED HEREIN AND THEREIN BY REFERENCE. UNLESS
INDICATED OTHERWISE, THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS PRESENTED AS OF SEPTEMBER 30, 1997. SHARE AND PER SHARE AMOUNTS IN THIS PROSPECTUS SUPPLEMENT REFLECT THE COMPANY'S TWO-FOR-ONE STOCK SPLIT WHICH OCCURRED ON AUGUST 25, 1997. SEE "RECENT DEVELOPMENTS." ALL REFERENCES TO THE "COMPANY" IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS INCLUDE THE COMPANY AND THOSE ENTITIES OWNED OR CONTROLLED BY THE COMPANY, UNLESS THE CONTEXT INDICATES OTHERWISE.

   WHEN USED IN THIS PROSPECTUS SUPPLEMENT, THE WORDS "BELIEVES," "EXPECTS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION  27A OF THE SECURITIES ACT OF 1933, AS AMENDED,  AND
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK
ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS WHICH MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.


                         THE COMPANY

   The Company is a self-administered and self-managed real estate investment trust (a "REIT") that began operations through a related entity in 1972. At September 30, 1997, the Company owned a diversified portfolio of 278 in-service industrial, office and retail properties (the "Properties"), encompassing approximately 34.2 million square feet located in seven states, and 31 buildings and one building expansion encompassing approximately 4.5 million square feet under development. The Company also owned approximately 1,500 acres of unencumbered land (the "Land") for future development, of which approximately 72% is zoned for industrial use and which is typically located adjacent to the Properties. The Company provides leasing, management, construction, development and other tenant-related services for the Properties and certain properties owned by third parties. The Company believes that the Midwest offers a relatively strong and stable economy compared to other regions of the United States and provides significant growth potential due to its central location, established manufacturing base, skilled work force and moderate labor costs.

   The Company has developed approximately 52 million square feet of commercial property since its founding including an average of approximately 4.4 million square feet per year during the last five years. In addition, the Company acquired approximately 8.9 million square feet during the three years ended December 31, 1996. During the nine months ended September 30, 1997, the Company placed in service 3.9 million square feet of new development and acquired 3.4 million square feet of property.

   The Company manages approximately 47 million square feet of property, including over 8.2 million square feet owned by third parties. The Company manages approximately 35% and 29% of all competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. In addition to providing services to more than 1,900 tenants in the Properties, the Company provides such services to over 900 tenants in 92 properties owned by third parties. Based on market data maintained by the Company, the Company believes that it was responsible in the first nine months of 1997 for approximately 67% and 34% of the net absorption (gross space leased minus lease terminations and expirations) of competitive suburban office, warehousing and light manufacturing space in Indianapolis and Cincinnati, respectively. The Company believes that its dominant position in the primary markets in which it operates gives it a competitive advantage in its real estate activities.

   All of the Company's interests in the Properties and Land are held directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through Duke Realty Limited Partnership (the "Operating
Partnership"). Partnership interests ("Units") in the Operating
Partnership may be exchanged by the holders thereof, other than the Company, for Common Stock of the Company on a one-for-one basis. Upon an exchange of Units for Common Stock, the Company's percentage interest in the Operating Partnership will increase.
The Company controls the Operating Partnership as the sole general partner and owner, as of September 30, 1997 of approximately 92% of the

Units. In addition, the senior management team of the Company owns approximately 10.75% of the Company through Common Stock and Unit ownership.

    The following tables provide an overview of the Properties.

                    SUMMARY OF PROPERTIES
             (IN THOUSANDS, EXCEPT PERCENTAGES)

                                                 PERCENT
                          PERCENT     ANNUAL     OF TOTAL
                          OF TOTAL    NET        NET EFFECTIVE   OCCUPANCY
                  SQUARE  SQUARE      EFFECTIVE  ANNUAL          AT SEPTEMBER
TYPE OF PROPERTY  FEET    FEET        RENT (1)   RENT            30, 1997
----------------  ------  ----------  ---------  -------------   ------------
Industrial        23,256       68%     $ 83,601       40%         94.5%
Office             9,292       27%      109,720       53%         96.6%
Retail             1,692        5%       15,601        7%         96.3%
                  ------      ----      -------      ----
Total             34,240      100%     $208,922      100%         95.1%
                  ======      ====      =======      ====

(1) Represents annual net effective rent due from tenants in occupancy as of September 30, 1997. Net effective rent ("Net Effective Rent") equals the average annual rental property revenue over the terms of the respective leases, excluding additional rent due as operating expense reimbursements, landlord allowances for operating expenses and percentage rents.

       SQUARE FOOTAGE AND ANNUAL NET EFFECTIVE RENT OF PROPERTIES
                   (IN THOUSANDS, EXCEPT PERCENTAGES)

                                SQUARE FEET                        % OF
             ----------------------------------------  ANNUAL      ANNUAL
                                                       NET         NET
PRIMARY                                         % OF   EFFECTIVE   EFFECTIVE
MARKET       INDUST.   OFFICE   RETAIL  TOTAL   TOTAL  RENT (1)    RENT
------------ --------  ------   ------  ------  -----  ----------  ---------
Indianapolis 13,624     1,458    194   15,276     45%  $ 62,834      30%
Cincinnati    4,255     3,159    781    8,195     24     58,886      28
Columbus      2,071     1,481    219    3,771     11     26,362      13
St Louis      1,188       998     --    2,186      6     18,038       9
Cleveland       790     1,201     --    1,991      6     16,841       8
Chicago          --       995     --      995      3     15,199       7
Nashville       634        --     --      634      2      4,333       2
Other (2)       694        --    498    1,192      3      6,429       3
             ------     -----  -----   ------   ----    -------    ----
Total        23,256     9,292  1,692   34,240   100%   $208,922    100%
             ======     =====  =====   ======   ====    =======    ====
Percent of
Total
Square feet     68%       27%     5%     100%
             ======     =====  =====   ======


(1) Represents annual Net Effective Rent due from tenants in occupancy as of September 30,1997, excluding additional rent due as a result of operating expense reimbursements, landlord allowances for operating expenses and percentage rents.
(2) Represents properties not located in the Company's primary markets. These properties are located in other similar Midwestern markets.

                     RECENT DEVELOPMENTS

   OPERATING PERFORMANCE, DIVIDEND INCREASE AND STOCK SPLIT

   For the nine months ended September 30, 1997, the Company reported the following information as compared to the same period in 1996.

                                              NINE MONTHS ENDED
                                                SEPTEMBER 30,
                                              -----------------
                                               1997       1996
                                              ------     ------
                                               (IN THOUSANDS)
Net income available for common shareholders  $ 46,593   $ 35,425
Revenues                                       158,722    115,709
Funds From Operations                           74,130     55,113
Cash flow provided by (used by):
  Operating activities                         110,138     69,103
  Investing activities                        (380,536)  (202,507)
  Financing activities                         439,196    139,600

   On October 23, 1997, the Company's Board of Directors raised its regular quarterly common dividend from $.295 per share to $.30 per share, payable on November 28, 1997 to common shareholders of record on November 14, 1997. This dividend equals $1.20 on an annualized basis. The Company effected a two-for-one split of its common stock (the "Stock Split") which was paid on August 25, 1997 to common shareholders of record on August 18, 1997. Share and per share amounts in this Prospectus Supplement have been restated to reflect the effect of the Stock Split.

FINANCING

   In July 1997, the Company issued 3.0 million Depositary Shares, each representing 1/10 of a Series B Cumulative Step-Up Redeemable Preferred Share, raising net proceeds of $146.1 million. These securities are not redeemable prior to September 30, 2007 and offer a cumulative distribution of 7.99% through September 2012, and 9.99% thereafter. The proceeds of this financing were fully used to reduce the outstanding balance on the Company's unsecured line of credit and to fund the development and acquisition of additional rental properties.

   The Company issued $100 million of unsecured Pass-through Asset Trust Securities ("PATS") on August 21, 1997. The PATS bear interest at a coupon rate of 6.95% and mature on August 15, 2004. The effective rate of the PATS is 7.347%, which includes the effect of the settlement of a forward Treasury lock agreement which the Company entered into in April 1997. The Company and an affiliate of the placement agent for the PATS can effectively agree to reset the interest rate and remarket the underlying notes with a maturity of August 15, 2011.

   The Company reduced the interest rate on its $150.0 million unsecured line of credit from the 30-day London Interbank Offered Rate ("LIBOR") plus 1.25% to LIBOR plus 1.00% effective March 27, 1997. Effective August 28, 1997, the unsecured line of credit was increased to $200.0 million and the interest rate was reduced to LIBOR plus .80%. This line of credit also includes a "competitive bid option" and matures in April 2001.

   In September 1997, the Company issued approximately 10.5 million shares of its Common Stock for public sale through a group of underwriters, raising net proceeds of $214.4 million. The Company also issued 926,280 shares of Common Stock to a unit trust, raising net proceeds of approximately $18.9 million.

DEVELOPMENT AND ACQUISITIONS

   During the first eleven months of 1997, the Company completed development of and placed in service 29 properties and  one  property expansion comprising 5.3  million  square feet at a total cost of $197.9 million. The Company had 21 properties and two property expansions under development at November 30, 1997 comprising 4.2 million square feet
                        S - 5
which will have a total cost of $203.4 million upon completion. Also during the first eleven months of 1997, the Company acquired 83 properties with 8.3 million square feet at a total cost of $558.9 million.

   These property additions (the "New Properties"), totaling
17.9 million square feet, consist of 72% industrial, 25% office and 3% retail projects. The total cost of the New Properties is expected to be $994.4 million. At November 30, 1997, the New Properties which have been placed in service are 92% leased, and the New Properties under construction are 62% pre-leased for a combined total of 85% leased. The New Properties are expected to provide a weighted average unleveraged stabilized return on cost (computed as property annual contractual net operating income ("NOI") divided by total project costs) of 10.7% with anticipated leasing activity. The annual contractual NOI to be generated from the New Properties, once placed in service, will be $106.0 million with anticipated additional leasing.

   The Company's expectations of total cost and weighted average unleveraged stabilized return on cost constitute forward-looking information that is subject to risks inherent in the completion of construction of the properties under development and the leasing of any unleased portion of the properties. Such risks could cause actual results to differ materially from the Company's expectations.

   The following table sets forth information regarding each of the New Properties as of November 30, 1997.

In-Service or
Anticipated                                                         Property
In-Service Date  Project/Tenant              Location              Type
---------------  --------------------------  --------------------  ----------
DEVELOPMENT COMPLETED IN 1997:
1st Qtr. 1997    Park Fletcher Building 33     Indianapolis, IN     Industrial
1st Qtr. 1997    Dukeport  2                   St. Louis, MO        Industrial
2nd Qtr. 1997    Silver Burdett Ginn Exp.      Indianapolis, IN     Industrial
2nd Qtr. 1997    Vanstar                       Indianapolis,  IN    Industrial
2nd Qtr. 1997    North Airport Park Bldg. 2    Indianapolis, IN     Industrial
2nd Qtr. 1997    Pamida                        Lebanon, IN          Industrial
2nd Qtr. 1997    Skyport Building 1            Cincinnati, OH       Industrial
2nd Qtr. 1997    Parkwood Place                Columbus, OH         Office
2nd Qtr. 1997    Purity  Wholesale             Lebanon, IN          Industrial
3rd Qtr. 1997    Freedom Square III            Cleveland, OH        Office
3rd Qtr. 1997    Sofa Express - Florence       Florence, KY         Retail
3rd Qtr. 1997    Mr.  Coffee                   Cleveland, OH        Industrial
3rd Qtr. 1997    Southpointe  C                Columbus, OH         Industrial
3rd Qtr. 1997    Three Parkwood                Indianapolis, IN     Office
4th Qtr. 1997    Beiersdorf                    Cincinnati, OH       Industrial
4th Qtr. 1997    Haywood Oaks Building 8       Nashville, TN        Industrial
4th Qtr. 1997    Anthem                        Cincinnati, OH       Office
4th Qtr. 1997    4660 Governor's Pointe        Cincinnati, OH       Office
4th Qtr. 1997    Compmanagement                Columbus, OH         Office
4th Qtr. 1997    Southpointe Building D        Columbus, OH         Industrial
4th Qtr. 1997    Hamilton Crossing Building 2  Indianapolis, IN     Office
4th Qtr. 1997    Park 100 Building 133         Indianapolis, IN     Industrial
4th Qtr. 1997    Landerbrook Corporate Ctr.    Cleveland, OH        Office
4th Qtr. 1997    Gov. Point Retail No. (Lowes) Cincinnati, OH       Retail
4th Qtr. 1997    Mosteller  II                 Cincinnati, OH       Industrial
4th Qtr. 1997    Park Fletcher Building 34     Indianapolis, IN     Industrial
4th Qtr. 1997    Southpointe Building E        Columbus, OH         Industrial
4th Qtr. 1997    Park 100 Building 132         Indianapolis, IN     Office
4th Qtr. 1997    Biggs B-Shoppes               Cincinnati, OH       Retail
4th Qtr. 1997    Fountain Place                Cincinnati, OH       Retail
                            S - 6

In-Service or
Anticipated                                                         Property
In-Service Date  Project/Tenant               Location              Type
---------------  ---------------------------  --------------------- ----------

UNDER DEVELOPMENT:
4th Qtr. 1997    Park Fletcher Building 35     Indianapolis, IN     Industrial
4th Qtr. 1997    Dukeport 3                    St. Louis, MO        Industrial
1st Qtr. 1998    Prentice  Hall                Lebanon, IN          Industrial
1st Qtr. 1998    Software Artistry             Indianapolis, IN     Office
1st Qtr. 1998    World Park Building 28        Cincinnati, OH       Industrial
1st Qtr. 1998    Woodland Corporate Ctr. 1     Indianapolis, IN     Office
1st Qtr. 1998    Park Fletcher Building 36     Indianapolis, IN     Industrial
2nd Qtr. 1998    Rings Road Office Building    Columbus, OH         Office
2nd Qtr. 1998    World Park Building 29        Cincinnati, OH       Industrial
2nd Qtr. 1998    Dukeport 4                    St. Louis, MO        Industrial
2nd Qtr. 1998    Sterling 4                    Columbus, OH         Office
2nd Qtr. 1998    MCI                           St. Louis, MO        Office
2nd Qtr. 1998    Westport Center I             St. Louis, MO        Industrial
2nd Qtr. 1998    Park 100 Building 134         Indianapolis, IN     Industrial
2nd Qtr. 1998    Fountain Parkway Bldg. B      Cleveland, OH        Industrial
2nd Qtr. 1998    Strongville Park 82, Bldg. B  Cleveland, OH        Industrial
2nd Qtr. 1998    Thomson Expansion             Indianapolis, IN     Industrial
2nd Qtr. 1998    Franklin Road Expansion       Indianapolis, IN     Industrial
3rd Qtr. 1998    Creekside Crossing One        Nashville, TN        Office
3rd Qtr. 1998    Governors Pointe 4680 Bldg.   Cincinnati, OH       Office
3rd Qtr. 1998    Western Hills Marketplace     Cincinnati, OH       Retail
3rd Qtr. 1998    Four Parkwood                 Indianapolis, IN     Office
4th Qtr. 1998    Tri-County Marketplace        Cincinnati, OH       Retail

1997 ACQUISITIONS:
2nd Qtr. 1997    NGIC/Pointe 70                St. Louis, MO        Office
2nd Qtr. 1997    Dyment/Johnson Controls       Cleveland, OH        Industrial
2nd Qtr. 1997    Central Park of Lisle         Chicago, IL          Office
2nd Qtr. 1997    8555 Keystone Crossing        Indianapolis, IN     Office
2nd Qtr. 1997    Sun TV                        Columbus, OH         Industrial
3rd Qtr. 1997    7910 and 7320 Kentucky Dr.    Cincinnati, OH       Industrial
3rd Qtr. 1997    One Ashview                   Cincinnati, OH       Office
3rd Qtr. 1997    Remington Buildings           Cincinnati, OH       Office
3rd Qtr. 1997    Executive Towers              Chicago, IL          Office
3rd Qtr. 1997    Riverport Properties          St. Louis, MO        Off./Indust.
3rd Qtr. 1997    6111 Oaktree Boulevard        Cleveland, OH        Office
4th Qtr. 1997    Blue Ash Office Center VI     Cincinnati, OH       Office
4th Qtr. 1997    Baur Portfolio                St. Louis, MO        Off./Indust.
4th Qtr. 1997    Solon Industrial Buildings    Cleveland, OH        Industrial
4th Qtr. 1997    RL Johnson Portfolio          Minneapolis, MN      Industrial

In-Service or                                   Percent
Anticipated           Percentage    Square      Leased or       Initial Lease
In-Service Date       Ownership      Feet       Pre-Leased (1)     Term (2)
---------------       ----------  ----------    --------------  -------------
 DEVELOPMENT COMPLETED IN 1997:
 1st Qtr. 1997            50%       112,710       100%             5 years
 1st Qtr. 1997           100%       244,800        65%             5 years
 2nd Qtr. 1997           100%       183,950       100%             7 years
 2nd Qtr. 1997           100%       415,680       100%            10 years
 2nd Qtr. 1997           100%       377,280       100%             5 years
 2nd Qtr. 1997           100%       200,000       100%            10 years
 2nd Qtr. 1997           100%       316,800       100%             5 years
 2nd Qtr. 1997           100%       156,000       100%            15 years
 2nd Qtr. 1997           100%       556,248       100%            10 years
 3rd Qtr. 1997           100%        71,025        78%              Varies
 3rd Qtr. 1997           100%        20,250       100%            10 years
 3rd Qtr. 1997           100%       458,000       100%            15 years
 3rd Qtr. 1997           100%       322,000        78%             8 years
 3rd Qtr. 1997           100%       121,246        89%             7 years
 4th Qtr. 1997           100%       252,000       100%            10 years
 4th Qtr. 1997           100%        71,610       100%             5 years
 4th Qtr. 1997           100%        78,240       100%            10 years
 4th Qtr. 1997           100%        76,465        91%              Varies
 4th Qtr. 1997           100%        68,700       100%            15 years
 4th Qtr. 1997           100%       116,520        35%            15 years
 4th Qtr. 1997           100%        32,800        77%            10 years
 4th Qtr. 1997           100%        20,530       100%            15 years
 4th Qtr. 1997           100%       110,148        63%              Varies
 4th Qtr. 1997           100%       128,747       100%            20 years
 4th Qtr. 1997           100%       261,440        71%            10 years
 4th Qtr. 1997            50%       230,400        56%             5 years
 4th Qtr. 1997           100%        82,520         0%                 N/A
 4th Qtr. 1997           100%        27,600       100%            10 years
 4th Qtr. 1997           100%        13,000       100%             5 years
 4th Qtr. 1997            25%       207,170        95%            20 years
                                  ---------
                                  5,333,879        89%
                                  ---------

                                 S - 6

In-Service or                                   Percent
Anticipated          Percentage    Square       Leased or       Initial Lease
In-Service Date      Ownership      Feet        Pre-Leased (1)     Term (2)
---------------      ----------    ------       --------------  -------------
 UNDER DEVELOPMENT:
 4th Qtr. 1997            50%       96,000          67%           5 years
 4th Qtr. 1997           100%      214,400           0%               N/A
 1st Qtr. 1998           100%      577,340         100%          10 years
 1st Qtr. 1998           100%      108,273          75%          15 years
 1st Qtr. 1998           100%      220,160          87%           5 years
 1st Qtr. 1998           100%       77,125          74%          10 years
 1st Qtr. 1998            50%       52,800           0%               N/A
 2nd Qtr. 1998           100%      145,000          20%          10 years
 2nd Qtr. 1998           100%      452,000         100%          10 years
 2nd Qtr. 1998           100%      153,600           0%               N/A
 2nd Qtr. 1998           100%       94,219         100%          15 years
 2nd Qtr. 1998           100%       97,356         100%          10 years
 2nd Qtr. 1998           100%      177,600           0%               N/A
 2nd Qtr. 1998           100%      110,400          41%           5 years
 2nd Qtr. 1998           100%      108,000           0%               N/A
 2nd Qtr. 1998           100%       72,000           0%               N/A
 2nd Qtr. 1998            50%      740,155         100%          10 years
 2nd Qtr. 1998           100%      150,000           0%               N/A
 3rd Qtr. 1998           100%      112,800           0%               N/A
 3rd Qtr. 1998           100%      126,102           0%               N/A
 3rd Qtr. 1998           100%      149,000          88%            Varies
 3rd Qtr. 1998           100%      130,436           0%               N/A
 4th Qtr. 1998           100%       74,174         100%          15 years
                                 ---------
                                 4,238,940          62%
                                 ---------
 1997 ACQUISITIONS:
 2nd Qtr. 1997          100%       215,549          99%            Varies
 2nd Qtr. 1997          100%       331,550          91%          10 years
 2nd Qtr. 1997           50%       345,200          96%            Varies
 2nd Qtr. 1997          100%        75,545          94%            Varies
 2nd Qtr. 1997          100%       789,175         100%           5 years
 3rd Qtr. 1997          100%       132,274         100%            Varies
 3rd Qtr. 1997          100%       120,853         100%           5 years
 3rd Qtr. 1997          100%        76,556         100%           5 years
 3rd Qtr. 1997          100%       649,842          97%          12 years
 3rd Qtr. 1997          100%       582,091         100%           8 years
 3rd Qtr. 1997          100%        70,906          62%           5 years
 4th Qtr. 1997          100%        35,603          90%           7 years
 4th Qtr. 1997          100%       982,114          99%          12 years
 4th Qtr. 1997          100%       674,432          92%           5 years
 4th Qtr. 1997          100%     3,224,301          88%           8 years
                                ----------
                                 8,305,991          94%
                                ----------
                                17,878,810          85%
                                ==========

(1) Represents completed leasing activity through November 30, 1997.
(2) Represents lease term of the building's primary tenant or tenants.

RECENT ACQUISITIONS

   During  the fourth quarter of 1997, the Company purchased
two   large  portfolios  of  properties  in  St.  Louis  and
Minneapolis (the "Recent Acquisitions") for an aggregate purchase price of approximately $297.9 million.

  The following describes each of the Recent Acquisitions.

   BAUR  PROPERTIES.  In October 1997, the Company  acquired
Baur Properties' existing rental properties and operations in St. Louis. Baur Properties has been in operation in St.
Louis for over 43 years and is one of the leading suburban office developers and operators in the Midwest. The Baur rental property portfolio consists of eight suburban office buildings totaling 904,000 square feet and three industrial buildings totaling 78,000 square feet. Seven of the suburban office projects are located in Maryville Centre, one of the premier suburban office parks in St. Louis. The acquisition also included undeveloped land to accommodate approximately one million square feet of additional suburban office development and the property management and development operations of Baur Properties. Accordingly, Edward T. Baur, the Chairman of Baur Properties, became Vice President and General Manager of the Company's St. Louis operations. Along with its existing operations in St. Louis, the Company believes this acquisition will make it the dominant real estate developer in this market. The Company believes this acquisition is in accordance with its strategy of dominating its Midwestern markets.

   R.L. JOHNSON COMPANY. In October 1997, the Company acquired R.L. Johnson Company's existing rental properties and operations in Minneapolis. R.L. Johnson Company has been in operation for over 34 years and is one of the leading developers and operators of industrial real estate in Minneapolis. The R.L. Johnson rental property portfolio consists of 41 industrial buildings totaling 3.2 million square feet. Robb Johnson, the President of R.L. Johnson Company, became Vice President and General Manager of the Company's Minneapolis operations. The Company believes this acquisition is in accordance with its strategy of dominating its Midwestern markets.


                       USE OF PROCEEDS

   The net proceeds to the Company from the sale of the Common Stock offered hereby are expected to be approximately $9.5 million. The Company presently intends to use the net proceeds to retire the outstanding balance on its lines of credit (the "Lines of Credit") and to fund development and acquisition of additional rental properties. See "Recent Developments." The Lines of Credit are expected to have an outstanding balance of approximately $10.0 million on December 23, 1997, bearing interest at LIBOR plus .65% to
 .80%.

PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY
   The Common Stock is listed on the New York Stock Exchange under the symbol DRE. The following table sets forth the high and low sale prices of the Common Stock for the periods indicated and the dividend paid per share during each such period. All share price and dividend information has been adjusted to reflect the effect of the Stock Split.

                                    CLOSING PRICES
                                      PER SHARE
                                    --------------        DIVIDENDS
QUARTERLY PERIOD                    HIGH      LOW         PER SHARE
----------------                    ----     -----        ---------
1995
 First Quarter                     $13.94    $12.57       $0.235
 Second Quarter                     14.63     13.13        0.235
 Third Quarter                      15.82     13.82        0.245
 Fourth Quarter                     15.88     13.82        0.245
1996
 First Quarter                      16.25     14.57        0.245
 Second Quarter                     15.25     14.19        0.245
 Third Quarter                      16.63     14.50        0.255
 Fourth Quarter                     19.25     16.38        0.255
1997
 First Quarter                      21.44     19.13        0.255
 Second Quarter                     20.81     17.44        0.255
 Third Quarter                      22.81     19.88        0.295
 Fourth Quarter
 (through December 12, 1997)        24.88     21.69        0.300


   The last reported sale price of the Common Stock on the New York Stock Exchange on December 18, 1997 was $22.25 per share. As of December 15, 1997, there were 4,371 registered holders of Common Stock.

   Since its organization in 1986, the Company has paid regular and uninterrupted dividends. The Company intends to continue to declare quarterly dividends on its Common Stock. However, no assurances can be given as to the amounts of future dividends as such dividends are subject to the Company's cash flow from operations, earnings, financial condition, capital requirements and such other factors as the Board of Directors deems relevant. The Company has determined that approximately 1% of the per share distribution for 1996 represented return of capital to the shareholders for income tax purposes. No assurance can be given that such percentage will not change in future years.

          CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

   The provisions of the Internal Revenue Code of 1986, as amended (the "Code"), pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Company and its shareholders. For the particular provisions that govern the federal income tax treatment of the Company and its shareholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference.

  Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Common Stock offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. As used in this section, the term "Company" refers solely to Duke Realty Investments, Inc.

   Management believes the Company was organized and has operated, and intends to continue to operate, in such a manner as to meet the requirements for qualification and taxation as a REIT under the Code, but no assurance can be given that the Company has so qualified or will at all times so qualify. In the opinion of Bose McKinney & Evans, counsel to the Company, assuming the Company was organized in conformity with and has satisfied the requirements for qualification and taxation as a REIT under the Code for each of its taxable years from and including the first year for which the Company made the election to be taxed as a REIT, the proposed method of operation of the Company will permit the Company to continue to qualify to be taxed as a REIT for its current and subsequent taxable years. This opinion is based upon certain assumptions relating to the organization and operation of the Company, the Operating Partnership and their subsidiaries and is conditioned upon certain representations made by Company personnel and affiliates as to certain factual matters relating to the Company's past operations and the intended manner of future operation of the Company, the Operating Partnership and their subsidiaries.

   To qualify as a REIT under the Code for a taxable year, the Company must meet certain organizational and operational requirements, which generally require it to be a passive investor in operating real estate and to avoid excessive concentration of ownership of its capital stock. So long as the Company qualifies for taxation as a REIT and distributes at least 95% of its REIT taxable income (computed without regard to net capital gain and the dividends paid deduction) for its taxable year to its shareholders, it will not be subject to federal income tax with respect to such income that it distributes to its shareholders. The Company will be taxed at regular corporate rates on all income not distributed to shareholders. REITs also may incur taxes for certain other activities or to the extent distributions do not satisfy certain other requirements.

  If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could result in a discontinuation of or substantial reduction in dividends to shareholders and therefore have a material adverse effect upon its shareholders. If disqualified for taxation as a REIT for a taxable year, the Company would also be disqualified for taxation as a REIT for the four taxable years thereafter, unless such failure were considered to be due to reasonable cause and not willful neglect.

   In any year in which the Company qualifies to be taxed as a REIT, distributions made to its shareholders out of current or accumulated earnings and profits will be taxed to shareholders as ordinary income except that distributions of net capital gains designated by the Company as capital gain dividends will be taxed as long-term capital gain income to the shareholders. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Corporate shareholders will also not be eligible for the dividends received deduction with respect to ordinary or capital gain dividends. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the shareholder's Common Stock with respect to which the distribution is paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of that Common Stock.

RECENT LEGISLATION

   Prospective purchasers should be aware that the recently enacted Taxpayer Relief Act of 1997 (the "1997 Act") made numerous changes to the Code, including reducing the maximum tax imposed on net capital gains from the sale or exchange of assets held for more than 18 months by individuals, trusts and estates to 20%. This reduced tax rate is effective for sales and exchanges occurring after July 28, 1997. The 1997 Act also makes certain changes to the requirements to qualify as a REIT and to the taxation of REITs and their shareholders.

   The 1997 Act contains significant changes to the taxation of capital gains of individuals, trusts and estates. For gains realized after July 28, 1997, and subject to certain exceptions, the maximum rate of tax on net capital gains of individuals, trusts and estates from the sale or exchange of assets held for more than 18 months has been reduced to 20%, and the maximum rate is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. For taxpayers who would be subject to a maximum tax rate of 15%, the rate on net capital gains is reduced to 10%, and effective for taxable years commencing after December 31, 2000, the rate is reduced to 8% for assets held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 18 months is 25% to the extent of the deductions for depreciation with respect to such property. Long-term capital gain allocated to a shareholder by the Company will be subject to the 25% rate to the extent that the gain does not exceed depreciation on real property sold by the Company. The maximum rate of capital gains tax for capital assets held more than one year but not more than 18 months remains at 28%. The taxation of capital gains of corporations was not changed by the 1997 Act.

   The 1997 Act also includes several provisions that are intended to simplify the taxation of REITs. These provisions are effective for taxable years beginning after the date of enactment of the 1997 Act which, as to the Company, is its taxable year commencing January 1, 1998. First, in determining whether a REIT satisfies the income tests, a REIT's rental income from a property will not cease to qualify as "rents from real property" merely because the REIT performs services for a tenant other than permitted customary services if the amount that the REIT is deemed to have received as a result of performing such impermissible services does not exceed one percent of all amounts received directly or indirectly by the REIT with respect to such property. The amount that a REIT will be deemed to have received for performing impermissible services is at least
150% of the direct cost to the REIT of providing those services. Second, certain non-cash income, including income from cancellation of indebtedness and original issue discount, will be excluded from income in determining the amount of dividends that a REIT is required to distribute. Third, a REIT may elect to retain and pay income tax on any net long-term capital gains and require its shareholders to include such undistributed net capital gains in their income. If a REIT makes such an election, the REIT's shareholders would receive a tax credit attributable to their share of capital gains tax paid by the REIT on the undistributed net capital gain that was included in the shareholders' income, and such shareholders will receive an increase in the basis of their shares in the amount of undistributed net capital gain included in their income reduced by the amount of the credit. Fourth, the 1997 Act repeals the requirement that a REIT receive less than 30% of its gross income from the sale or disposition of stock or securities held for less than one year, gain from prohibited transactions, and gain from certain sales of real property held less than four years. Finally, the 1997 Act contains a number of technical provisions that reduce the risk that a REIT will inadvertently cease to qualify as a REIT.

                        UNDERWRITING

  Subject to the terms and conditions contained in the terms agreement and related underwriting agreement (collectively, the "Underwriting Agreement"), the Company has agreed to sell to Legg Mason Wood Walker Incorporated (the "Underwriter"), and the Underwriter has agreed to purchase from the Company, 449,438 shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. The Underwriting Agreement provides that the Underwriter's obligation to purchase the Common Stock is subject to the satisfaction of certain conditions, including the receipt of certain legal opinions. The nature of the Underwriter's obligation is such that it is committed to purchase all of the shares of Common Stock if any shares are purchased.

   The Underwriter intends to deposit the Common Stock offered hereby with the trustee of Legg Mason REIT Trust, December 1997 Series (the "Trust"), a registered unit investment trust under the Investment Company Act of 1940, as amended, in exchange for units of the Trust. If all of the Common Stock so deposited is valued at the last reported sale price for the Common Stock on the NYSE on December 18, 1997, the aggregate underwriting commissions would be $450,022.27. The Underwriter is acting as sponsor and depositor of the Trust, and is therefore considered an affiliate of the Trust.

   In the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

   In connection with the Offering, the rules of the Securities and Exchange Commission permit the Underwriter to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

   If the Underwriter creates a short position in the Common Stock in connection with the Offering (i.e., if it sells more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement), the Underwriter may reduce that short position by purchasing Common Stock in the open market.

   In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

    Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  In the ordinary course of business, the Underwriter has in the past and may in the future from time to time provide investment banking, financial advisory and commercial banking services to the Company and its affiliates for which customary compensation has been and will be received. The Underwriter has acted as one of several representatives of various underwriters in connection with various offerings of the Company's Common Stock in 1993 through 1997.

                        LEGAL MATTERS

      In addition to the legal opinions for the Company referred to under "Legal Opinions" in the accompanying Prospectus, the description of Federal income tax matters contained in this Prospectus Supplement entitled "Certain Federal Income Tax Considerations" is based upon the opinion of Bose McKinney & Evans. The legality of the shares of Common Stock offered hereby will be passed upon for the Underwriters by Hunton & Williams, Richmond, Virginia. Hunton & Williams will rely on Bose McKinney & Evans as to certain matters of Indiana law.
                          S - 12

      NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.




449,438 SHARES

LOGO


COMMON STOCK
                      TABLE OF CONTENTS
                                                               PAGE
                                                               ----
                    PROSPECTUS SUPPLEMENT
The Company                                                     S-3
Recent Developments                                             S-5
Use of Proceeds                                                 S-8
Price Range of Common Stock and Dividend History                S-9
Certain Federal Income Tax Considerations                       S-10
Underwriting                                                    S-12
Legal Matters                                                   S-12
                         PROSPECTUS
Available Information                                            2
Incorporation of Certain Documents by Reference                  2
The Company and the Operating Partnership                        3
Use of Proceeds                                                  3
Ratios of Earnings to Fixed Charges                              3
Description of Debt Securities                                   4
Description of Preferred Stock                                  14
Description of Depositary Shares                                20
Description of Common Stock                                     24
Plan of Distribution                                            25
Legal Opinions                                                  26
Experts                                                         26

                   -----------------------

                    PROSPECTUS SUPPLEMENT
                   -----------------------
                   LEGG MASON WOOD WALKER
                        Incorporated
                      DECEMBER 18, 1997